October 5, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ethan Horowitz, Accounting Branch Chief

Re:	The Hershey Company
Form 10-K for the Year Ended December 31, 2020
Filed February 17, 2021
File No. 001-00183

Dear Mr. Horowitz:

Thank you for your letter, dated September 23, 2021, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) on The Hershey Company’s (“Hershey” or the “Company”) Form 10-K for the fiscal year ended December 31, 2020 (“Form 10-K”). We have reviewed the Staff’s comments and have set forth our responses below. For ease of reference, the text of the numbered comment is reproduced immediately preceding our response.

1.We note that you generally refer to future climate-change related investments and priorities in your proxy statement. If material, please describe and quantify material planned expenditures in your annual report.

Response

The Company acknowledges that climate change is a risk to our business and our planet and advises the Staff that the climate-change related investments and priorities referenced on page 15 of the 2021 Proxy Statement outlines how the Company is actively addressing these risks. In 2020, we introduced new science-based targets to increase our manufacturing efficiencies and the use of renewable energy, and to reduce deforestation, emissions, waste and packaging. While the Company has made progress on these initiatives, the majority of these commitments are long-term in nature and will be implemented over the next nine years to meet our 2030 goals. The Company has not experienced material climate-change related expenditures to date and our planned expenditures are not expected to be material; however, we will continue to monitor and revise disclosures accordingly for material planned expenditures in future Annual Reports on Form 10-K.

The Hershey Company | Page 1

2.To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
•decreased demand for goods that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•increased demand for goods that result in lower emissions than competing products; and
•increased competition to develop innovative new operational or production processes that result in lower emissions.

Response

The Company acknowledges the indirect consequences of climate change on our business, including those resulting from changes in regulation and other business trends, and has disclosed risks related to such consequences within Part I, Item 1A, “Risk Factors,” of our Form 10-K. The Company has not experienced material indirect consequences to date; however, we will continue to monitor and revise disclosures accordingly in future filings if such activity has a material impact on our business.

The Company's consumer research has indicated that, while consumers generally support products that are considered more sustainable and result in lower greenhouse gas emissions, climate-related issues have not significantly impacted the demand for our products or significantly influenced the purchase decision of the consumer. As noted in Part I, Item 1A, “Risk Factors,” of our Form 10-K, the Company's raw materials used to produce our products may be adversely impacted by climate change, natural resource scarcity and extreme weather. As a result, the Company has prioritized its actions and commitments regarding climate change in an effort to mitigate the risk to our business and our planet. Finally, the Company has not experienced material competition to develop innovative new operational or production processes that result in lower emissions.

3.If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
•quantification of material weather-related damages to your property or operations; and
•any weather-related impacts on the cost or availability of insurance.

Response

The Company advises the Staff that we have not experienced significant physical effects from climate change to date, including material weather-related damages to our property and/or operations or material weather-related impacts on the cost or availability of insurance. We will continue to monitor and revise disclosures accordingly in future filings if such activity has a material impact on our operations or results. Furthermore, the Company has disclosed risks related to the potential adverse impacts climate change may have on our business within Part I, Item 1A, “Risk Factors,” of our Form 10-K (specifically, risks of disruptions to our manufacturing operations or supply chain and increases in raw materials and energy costs).

4.Quantify any material increase in compliance costs related to climate change.

Response

The Company advises the Staff that we have not experienced a material increase in our compliance costs related to climate change to date and we do not currently expect a material increase in compliance costs in the future; however, we will continue to monitor and revise disclosures accordingly to provide context related to our compliance costs and, if material, will address such costs in future filings.

The Hershey Company | Page 2

5.If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition and results of operations.

Response

The Company advises the Staff that purchases or sales of carbon credits or offsets have not been material to date and have not materially affected the Company's business, financial condition or results of operations. For further context, the Company advises the Staff that as referenced on page 47 of the Company's 2020 Sustainability Report, the Company purchased zero-emissions credits that reduced our Scope 2 greenhouse gas emissions in 2020 compared to the prior year. The value associated with these zero-emissions credits did not have a material impact on the Company's financial condition or results of operations. Additionally, the Company does not sell carbon credits or have any other material offsets. The Company advises the Staff that it will continue to monitor its carbon credit and/or offset activity and will revise disclosures accordingly in future filings if such activity has a material impact on our business, financial condition or results of operations.

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If you require additional information or have any questions, please call me at (717) 508-3082.

Sincerely,

/s/ Steven E. Voskuil
Steven E. Voskuil Senior Vice President, Chief Financial Officer

cc:	Wei Lu, Staff Accountant, Securities and Exchange Commission
Jennifer McCalman, VP, Chief Accounting Officer, The Hershey Company
Jonathan Gregory, Director, External Reporting & Technical Accounting, The Hershey Company
James Turoff, SVP, General Counsel & Secretary, The Hershey Company
Wendy Schoppert, Chairman, The Hershey Company Audit Committee
Patrick Pruitt, Ernst & Young LLP

The Hershey Company | Page 3